BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 12th/13 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: August 30, 2013 at 09:00 a.m.at Rua Hungria, 1400 – 5th floor in the city and state of São Paulo. 1. Share Buy-Back Program -  The Board of Directors approved the share buy-back program for treasury up to the limit of 1,381,946 (one million, three hundred and eighty one thousand, nine hundred and forty-six) common shares, representing 0.16% of its capital stock excluding shares held as treasury stock, to be effective for a term of 15 (fifteen) days as from September 2, 2013. The financial institutions responsible for the buy-back of shares to be held in treasury are: Bradesco Corretora de Títulos e Valores Mobiliários, enrolled in the corporate tax register (CNPJ) under number 61.855.045/0001-32, located at Av. Paulista, 1450, 7th floor, Bela Vista, in the city and state of São Paulo; and Itaú Corretora de Valores S.A., enrolled in the corporate tax register (CNPJ) under number 61.194.353/0001-64, located at Av. Brigadeiro Faria Lima, 3.400 – 10th floor in the city and state of São Paulo. It shall be incumbent on the Executive Board of the Company to set the dates and the quantity of shares to be effectively acquired pursuant to the limits and term authorized in the Program. 2. Board Advisory Committees: the Board of Directors decided to terminate the activities of the temporary advisory committee to the Board – Steering Committee. Of a non-deliberative nature and constituted on April 10, 2013, this committee was set up as part of the process for preparing the New Cycle Acceleration Plan and for the Reorganization of the Corporate Structure. The committee was made up of Messrs. Abílio Diniz, Sérgio Rosa, Walter Fontana and Pedro Faria and  worked successfully on the development and supervision of initiatives for creating value at BRF, culminating in the Material Fact announced to the capital markets on August 14, 2013. In the light of the foregoing, as from September 13, the Advisory Committees to the Board of Directors will resume their responsibilities which were partially diverted to the Steering Committee. The Advisory Committees are thus constituted as follows: Strategy and Markets Committee: José Carlos Reis Magalhães Neto (Coordinator), Décio da Silva, Walter Fontana Filho; Finance and Risk Policy Committee: Manoel Cordeiro Silva Filho (Coordinator), Sérgio Ricardo Silva Rosa, Luis Carlos Fernandes Afonso and Pedro de Andrade Faria; Personnel, Organization and Culture Committee: Pedro de Andrade Faria (Coordinator), Walter Fontana Filho and Paulo Assunção de Sousa; Governance and Sustainability Committee: Sérgio Ricardo Silva Rosa (Coordinator), Luiz Fernando Furlan and Carlos Fernando Costa.

São Paulo, August 30, 2013. This is a summary of the entire Meeting and was signed by all the Directors: ABILIO DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; DÉCIO DA SILVA; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; LUÍS CARLOS FERNANDES AFONSO; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA;    PEDRO DE ANDRADE FARIA; WALTER FONTANA FILHO; EDINA BIAVA – Secretary.